SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934



____________________________Cytoclonal Pharmaceutics_______________________
(Name of Issuer)

_______________________________Common_Stock___________________________
(Title of Class of Securities)

					28282G105
________________________________________________________________________
(CUSIP Number)

Bruce Meyers c/o Janssen-Meyers Associates, L.P.
17 State Street, NY, NY 10004 (212) 742-4200
________________________________________________________________________
(Name, Address and Telephone Number Person Authorized to
 Receive Notices and Communications)

___________________________________8/1998__________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this schedule because of Rule
 13d-1(b)(3) or (4), check the
following box_____.

Check the following box if a fee is being paid with the statement _____.
 (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five
percent of the class of securities described in Item1; and (2)  has filed no amendment subsequent thereto
reporting beneficial ownership of five percent of less of such class.)
 (Sec Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which
would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the
purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or
 otherwise subject to the liabilities
of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








1. Name of Reporting Person

_________________Bruce Meyers___________________
S.S. or I.R.S. Identification No. of Above Person

	________________________________________________


2. Check the Appropriate Box if a Member of a Group (See Instructions before filling out)

a.________	b_______



3. SEC USE ONLY

_____________________________________________________

4. Source of Funds (See instructions before filling out).

______________________Personal funds_______________________

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
 Items
     2(d) or 2(e).

	_____________________________________________________________________________

6. Citizenship or Place of Organization

_______________________USA__________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
(Questions 7 - 10)

7.  Sole Voting Power

___________________________1,273,965_____________________

8. Shared Voting Power

_____________________________________________________

9. Sole Dispositive Power

_________________________1,273,965___________________________

10. Shared Dispositive Power

_____________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

__________________________1,273,965__________________________
n
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions before filling out)

_____________________________________________________



13. Percent of Class Represented by Amount in Row (11)

_______________________12.6%__________________________

14. Type of Reporting Person (See instructions before filling out)

___________________Individual Shareholder______________________